

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 11, 2008

Mr. Leo Mentzelopoulos
President
Cavalier Holdings, Inc.
2808 East North Street, Ste 27
Greenville, SC 29615

Re: Cavalier Holdings, Inc.
Form 8-K/A Item 4.01
Filed July 3, 2008
File No. 0-52531

Dear Mr. Mentzelopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note the statement in the first paragraph of Item 4.01 of the Form 8-K/A that Raich Ende Malter & Co. LLP ("REMCo") "has never issued an opinion on the financial statements of the Registrant." This statement appears to be inconsistent with the second paragraph of your disclosure. Please revise accordingly.

2. Please disclose whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with REMCo or reportable events. Your current disclosure in the

fourth paragraph (D) does not cover the period from the date of engagement through the date of dismissal. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. Please file the amendment under cover of Form 8-K/A using the Item 4 designation. Include a letter from your former accountant filed as Exhibit 16.

4. We remind you to provide the three acknowledgements requested in the closing comments of this letter.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief